#770 - 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	April 1, 2011
For Immediate Release	NR#11-03

MAG SILVER REPORTS 2010 ANNUAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces the Company’s audited financial results for the year ended December 31, 2010.  For complete details of the Annual Financial Statements for the year ended December 31, 2010 and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in Canadian dollars unless otherwise specified.

At December 31, 2010, the Company had working capital of $40,478,028, including cash on hand of $39,825,071.  The Company completed a brokered private placement financing that closed on May 18, 2010, whereby the Company issued 4,603,500 common shares of the Company at a price of $7.65 per share for gross and net proceeds of $35,216,775 and $33,148,722, respectively.

JUANICIPIO 2010 HIGHLIGHTS

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In December 2010, the Company announced an independent updated mineral resource estimate for the Juanicipio Property made by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”).  Total (100%) Indicated resources on the Juanicipio property now stand at 110.8 million ounces of silver, 321 thousand ounces of gold, and 624 million pounds of lead and zinc. Total (100%) Inferred resources on the Juanicipio Property now stand at 93.3 million ounces of silver, 387 thousand ounces of gold, and 726 million pounds of lead and zinc. The resource calculation also included a first resource estimate for the Juanicipio Vein, the second significant vein on the property. It is estimated to contain an inferred 260,000 tonnes grading 553 grams per tonne (“g/t”) silver (16.1 ounces per ton (“opt”)) and 4.37 g/t gold for almost 5.2 million ounces of silver and 40,000 ounces of gold.

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In July of 2010, Minera Juanicipio S.A. de C.V (“Minera Juanicipio”), a 56%/44% joint venture between Fresnillo plc (“Fresnillo”) and MAG, engaged AMC Mining Consultants (Canada) Ltd (“AMC”) to undertake a prefeasibility study for the development of a ‘standalone’ underground silver mine on the Valdecañas Vein. During the preparation phase of the ‘standalone’ prefeasibility study, it became apparent that a realistic and practical mine plan could not be properly proposed or designed if it was only to include or be based on Indicated Resources, as required by Canadian National Instrument 43-101 (“NI 43-101”).  In order to better serve the objectives of the Juanicipio joint venture, and in keeping with practices employed by Fresnillo, AMC has been mandated by the Technical Committee of Minera Juanicipio to include both Inferred and Indicated resources in this independent “standalone” mine development study.  Subject the consent of AMC, the study will be issued by the Company in Canada as an updated preliminary economic assessment in compliance with NI 43-101, and be titled as a “Scoping Study Update, 2011” (“2011 Study Update”).  A preliminary working draft of the 2011 Study Update was received by Minera Juanicipio in late February 2011.  A revised draft of the study reflecting joint input from both Fresnillo and MAG, is expected early in the second quarter of 2011, and a final report shortly thereafter.

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Subsequent to year end, the Board of Minera Juanicipio approved a preliminary 2011 budget of US$4.5 million to cover drilling proposed for exploration, and agreed to revisit the budget after reviewing the recommendations contained in the 2011 Study Update.

CINCO DE MAYO 2010 HIGHLIGHTS

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The Company announced the release of an initial mineral resource estimate for the Pozo Seco molybdenum-gold discovery prepared by Scott Wilson RPA. At a cut-off grade of 0.022% molybdenum, the Indicated mineral resources are estimated at 29.1 million tonnes, grading 0.147% molybdenum and 0.25 g/t gold, containing 94.0 million pounds molybdenum and 230,000 ounces gold.  The Inferred mineral resources are estimated at 23.4 million tonnes grading 0.103% molybdenum and 0.17 g/t gold, containing 53.2 million pounds molybdenum and 129,000 ounces gold.

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Metallurgical testing began in May 2010 to assess the recoverability of both molybdenum and gold in the Pozo Seco deposit and is ongoing.  Gravitational separation, leaching and flotation techniques are being tested. Upon completing the test work, and subject to positive metallurgical results, the Company will proceed to complete a Preliminary Economic Assessment (“PEA”) during the year.

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During the year ended December 31, 2010, approximately 67,417 metres were drilled in 175 holes. Subsequent to the year ended December 31, 2010, the Company announced high-grade, silver-rich sulphide and skarn-altered intrusion intercepts from on-going exploration drilling in the north-western part of the Cinco de Mayo property.  The first two holes into the previously undrilled “Polaris East” area have hit what appears to be the same set of sheeted sulphide replacement veins. The principal vein in Hole CM11-343 is 2.81 metres wide and grades 483 g/t (14.1 opt) silver, 0.22 g/t gold, 4.52% lead and 11.74% zinc. The same vein is seen in Hole CM11-335 and is 1.42 metres wide reporting 287 g/t (8.3 opt) silver, 0.24 g/t gold, 2.67% lead and 1.40% zinc, with the interval from 527.11 to 527.68 (0.57 metres) carrying 639 g/t (18.6 opt) silver, 0.35 g/t gold, 5.42% lead and 2.35% zinc. The intercepts are approximately 50 metres apart.  These important results and host geology point to Polaris as an important target area.  The Company’s immediate exploration efforts at Cinco De Mayo will focus in this area in 2011.

ARBITRATION UPDATE

In 2009, during Fresnillo’s hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement.  MAG is seeking a ruling as to whether or not Fresnillo may acquire or attempt to acquire control of MAG without the consent of MAG’s board in breach of the standstill provisions contained in the Shareholders Agreement and relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including damages and other orders arising from Fresnillo’s alleged failure to advance development on the Juanicipio property at an appropriate pace consistent with the standards imposed by the Shareholders Agreement.  Early in 2010, an arbitral tribunal was established and in October 2010 a hearing was held in Mexico City.  Final written legal submissions were delivered to the arbitral tribunal in December 2010.  The Company is now awaiting a tribunal decision which is expected to be issued by April 30, 2011.  Results of litigation are inherently uncertain and there can be no assurances as to the final outcome.

OUTLOOK 2011

The Company has approved a preliminary 2011 exploration budget totalling $10.0 million. Of this amount $2.3 million is allotted for the Company’s 44% share of Minera Juanicipio’s US$4.5 million 2011 exploration budget plus other costs related to the Company’s direct oversight of the project.  The remaining $7.7 million is earmarked for MAG’s 100% owned properties, including Cinco de Mayo/Pozo Seco ($2.8 million) the Lagartos properties ($1.6 million), the Company’s two optioned properties, Esperanza and Mojina ($1.9 million combined) and the balance of $1.4 million on other projects.  The Company also expects to approve additional expenditures in 2011 for surface right purchases and possibly for the initiation of underground development at Juanicipio.

2010 FINANCIAL PERFORMANCE

The Company’s net loss for the year amounted to $12,283,370 ($0.24 per share) for the year ended December 31, 2010 as compared to $13,490,210 ($0.27 per share) in 2009.  The decreased loss in 2010 compared to 2009 was primarily due to lower mineral property cost write offs.  In 2010 $2,558,366 in property costs were written for the Salemex and Camino Duro projects.  Property costs written off in 2009 totalled $3,718,518. The net loss for 2010 includes a non-cash charge for stock compensation expense of $3,091,995 compared to $1,804,465 in 2009.  Legal fees incurred during 2010 of $3,196,063 (2009 - $3,048,507) continued to be high as a result of the ongoing costs related to the arbitration proceedings against Fresnillo. Shareholder relations expenses of $327,265 decreased in 2010 compared to $714,809 in 2009 when MAG was exposed to substantial costs in shareholder communications, particularly related to the take-over defense and the OSC proceedings as a result of Fresnillo’s intended hostile bid.  Accounting and audit fees for the year of $687,782 increased from $456,761 in 2009, as the Company incurred substantial advisory costs on tax and strategic planning in Mexico.

Accounts receivable at December 31, 2010 totalled $2,208,533 (2009: $2,042,634) and were comprised primarily of value added taxes repayable to the Company by the Government of Mexico.  Current liabilities at December 31, 2010 amounted to $2,320,261 (2009: $1,076,606) and are attributable primarily to accrued legal and exploration (drilling) expenses.  During the year ended December 31, 2010, the Company incurred $634,580 in property acquisition costs (2009: $2,156,057), $13,446,792 in exploration costs (2009: $14,389,336), and $3,033,635 for the Company’s 44% share of Juanicipio property costs (2009: $1,215,328).  Combined 2010 expenditures of $17,115,007 (2009: $17,760,721) exceeded the 2010 final exploration budget of $15 million by approximately $2.1 million, primarily attributable Cinco de Mayo where drilling results justified a higher than budgeted rate of exploration drilling.

Shareholders may receive, upon request and free of charge, a hard copy of the Audited Financial Statements. The Company’s 40-F has also been filed with the Securities and Exchange Commission.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext under the symbol MVG.

The mineral resource update estimate for the Juanicipio Property and the initial mineral resource estimate for the Pozo Seco Deposit referred to in this press release have been estimated by Mr. David Ross, P.Geo., an employee of Scott Wilson RPA and independent of MAG.  Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005). Mr. Ross, P.Geo. has read and approved the contents of this release as it pertains to the disclosed mineral resource estimates.

On behalf of the Board of

MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE-Amex has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Qualified Person: Unless otherwise noted, Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Please Note:

Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html